UNIVEST CORPORATION OF PENNSYLVANIA

AND SUBSIDIARIES

EXHIBIT 21

[Item 15(c)]

Subsidiaries of the Registrant

100% Voting Securities Owned by Registrant

1)	Univest Bank and Trust Co. – chartered in the Commonwealth of Pennsylvania – and its wholly-owned subsidiary as follows:

a.	Delview, Inc. – chartered in the State of Delaware and its wholly-owned subsidiaries:

i.	Univest Investments, Inc. – chartered in the Commonwealth of Pennsylvania

ii.	Univest Insurance, Inc. – chartered in the Commonwealth of Pennsylvania – and its wholly-owned subsidiary:

•	Allied Benefits Group, LLC– chartered in the Commonwealth of Pennsylvania

b.	TCG Investment Advisory, Inc. – chartered in the Commonwealth of Pennsylvania

c.	Univest Capital, Inc. – chartered in the Commonwealth of Pennsylvania

2)	Univest Delaware, Inc. – chartered in the State of Delaware

100% Common Stock Owned by Registrant

3)	Univest Capital Trust I — chartered in the State of Delaware

All the subsidiaries do business under the above names.